Exhibit 99.2

ALMADEN MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
March 31, 2015

INTRODUCTION

This Management’s Discussion and Analysis (“MD&A”) for Almaden Minerals Ltd. (“Almaden” or the “Company”) has been prepared based on information known to management as of May 15, 2015.  This MD&A is intended to help the reader understand the condensed consolidated interim financial statements of Almaden.

Management is responsible for the preparation and integrity of the condensed consolidated interim financial statements, including the maintenance of appropriate information systems, procedures and internal controls. Management also ensures that information used internally or disclosed externally, including the condensed consolidated interim financial statements and MD&A, is complete and reliable.

The Company’s board of directors follows recommended corporate-governance guidelines for public companies to ensure transparency and accountability to shareholders.  The board’s audit committee meets with management regularly to review the condensed consolidated interim financial statements, including the MD&A, and to discuss other financial, operating and internal-control matters.

All currency amounts are expressed in Canadian dollars unless otherwise noted.

FORWARD LOOKING STATEMENTS

This document may contain “forward-looking information” within the meaning of Canadian securities legislation and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”).  These forward-looking statements are made as of the date of this document and the Company does not intend, and does not assume any obligation, to update these forward-looking statements.

Forward-looking statements relate to future events or future performance and reflect Company management’s expectations or beliefs regarding future events and include, but are not limited to, statements with respect to the estimation of mineral reserves and mineral resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, success of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage.  In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative of these terms or comparable terminology.  By their very nature forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

Such factors include, among others, risks related to actual results of current exploration activities; changes in project parameters as plans continue to be refined; future prices of mineral resources; possible variations in ore reserves, grade or recovery rates; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

The following forward looking statements have been made in this MD&A.

•	The Company discusses the potential to upgrade mineral exploration projects by way of early stage work programs;
•	The Company notes that its cash resources are adequate to meet its working capital and mineral exploration needs for at least the next year;
•	Continuous development work on the Tuligtic project;
•	The Company has estimated the possible effect of changes in interest rates and exchange rates on its future operations;
•	The Company discusses its view of future trends in the metal prices; and
•	The Company summarizes its future activities in the Outlook section.

ADDITIONAL INFORMATION

Financial statements, MD&A’s and additional information relevant to the Company and the Company’s activities can be found on SEDAR at www.sedar.com, on the EDGAR section of the United States Securities and Exchange Commission’s website at www.sec.gov, and/or on the Company’s website at www.almadenminerals.com.

HIGHLIGHTS

During the quarter ended March 31, 2015, virtually all of the Company’s efforts were focused on the Ixtaca gold/silver project in Puebla State, Mexico.  Work currently underway includes engineering and environmental baseline studies to meet the requirements of a Pre-Feasibility Study (“PFS) and the submittal of an environmental permit application and risk assessment to the Mexican regulatory agency responsible for mine permitting.

On May 13, 2015, the Company filed a National Instrument (NI) 43-101 Technical Report on the El Cobre project, which is located in Veracruz State, Mexico.  The report states that “ based on the presence of porphyry copper-gold and epithermal gold mineralization exposed at surface and intersected by RC and diamond drill holes, favourable geology, and high priority coincident magnetic-chargeability geophysical, copper and gold in soil geochemical anomalies; the El cobre Property is of a high priority for follow-up exploration”.  The report recommends a 2-Phase program of 9 diamond drill holes totaling 7,000 metres designed to test combined magnetic and IP chargeability plus copper-gold soil geochemical anomalies.

On May 15, 2015, Almaden announced that it has filed an Arrangement Agreement to spin out its early stage exploration projects, royalty interests and certain other non-core assets, into a new public company to be called Almadex Minerals Ltd. (“Almadex”).  Under the terms of the proposed spin-out, Almaden's current shareholders will receive, through a statutory plan of arrangement (“Plan of Arrangement”), shares of Almadex by way of a share exchange, pursuant to which each existing share of Almaden is exchanged for one “new” share of Almaden and 0.6 of a share of Almadex.

Almadex will hold the following key assets:

•	a 100% interest in the El Cobre Project in Mexico;
•	a portfolio of 21 other exploration projects;
•	a 2% NSR on the Tuligtic Property in Mexico, which hosts the Company’s Ixtaca discovery;
•	a portfolio of 21 additional NSR royalties on exploration projects in Mexico, Canada and United States identified through Almaden’s past prospect generator activities;
•	equity holdings in several publicly-listed companies;
•	1,597 ounces of gold bullion (“Gold Inventory”); and
•	approximately $3,200,000 in cash.

The Tuligtic property will remain in Almaden.

OUTLOOK

Almaden has sufficient cash on hand to conduct its exploration and development plans for the next fiscal year with focus on Ixtaca.  The updated NI 43-101 compliant Mineral Resource Estimate on the Ixtaca Zone and the updated PEA reported during the fiscal year ended December 31, 2014 will contribute to our on-going engineering studies aimed to result in a PFS.  Advanced engineering studies will be the emphasis of this year’s work program, as well as preparations necessary to advance permitting activities for the Ixtaca project.

The Company is also planning exploration programs on the other assets.  The prime targets for renewed activity are:

Mexican Projects:

o
El Cobre – In 2013, the Company started a small exploration drill program but decided to suspend it to focus available funds on the Ixtaca program.  Drilling to date on one target was encouraging and several other high potential targets remain untested.  A small exploration drill program has been planned for 2015 and permitting is currently underway.

o	Others – The Company is cautiously advancing a regional pipeline of projects along trends identified from the Company’s extensive past exploration programs.

Nevada, USA Projects:

o	Willow – A first stage drill program has been planned and is permitted to test both a high sulphidation epithermal gold target and a porphyry copper-gold target.

Background

Almaden is an exploration stage company engaged in the acquisition, exploration and development of mineral properties focused in Canada, United States and Mexico.  The Company’s common stock is quoted on the NYSE MKT under the trading symbol AAU and on the Toronto Stock Exchange under the symbol AMM.

Overview

Company Mission and Focus

Almaden is focused on exploration efforts in Mexico, United States and Canada, seeking to identify new projects through early stage grassroots exploration and managing risk by forming joint ventures in which partner companies explore and develop such projects in return for the right to earn an interest in them.  Through this means, the Company endeavours to expose its shareholders to discovery and capital gain without as much funding and consequent share dilution as would be required if the Company were to have developed all these projects without a partner.  The Company will advance projects further when they are considered of such merit that the risk/reward ratio favors this approach.  If the property has been optioned out with unsatisfactory results but it is considered by the Company to still have merit, it may do more work to demonstrate further potential as was the case at Ixtaca.

The Company intends to expand this business model, described by some as prospect generation, by more aggressively exploring several of its projects including the Ixtaca zone before seeking partners for them.  In this way, the Company expects to attract stronger partners for options and joint ventures.  Because the Company has the technical capability to conduct its own geological and geochemical surveys and owns its own geophysical and drilling equipment, it is in a position to quickly eliminate and absorb the cost of projects that fail to show promise after initial testing and expects to negotiate better deals for the few that deliver good results.

Qualified Person

Morgan Poliquin, P.Eng., a qualified person under the meaning of National Instrument 43-101 (“NI 43-101”) and the President, Chief Executive Officer and Director of Almaden, has reviewed and approved the technical contents in this MD&A.

Use of the terms “Mineral Resources” and “Mineral Reserves”

Any reference in this MD&A to Mineral Resources does not mean Mineral Reserves.

Under NI 43-101, a Mineral Reserve is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study.  This Study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.  A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

Mineral Resources are sub-divided, in order of increasing geologic confidence, into Inferred, Indicated and Measured categories.  An Inferred Mineral Resource has a lower level of confidence than that applied to an Indicated Mineral Resource. An Indicated Mineral Resource has a higher level of confidence than an Inferred Mineral Resource but has a lower level of confidence than a Measured Mineral Resource.

The terms “Mineral Reserve,” “Proven Mineral Reserve” and “Probable Mineral Reserve” are Canadian mining terms as defined in accordance with NI 43-101 and the CIM Standards.  These definitions differ from the definitions in SEC Industry Guide 7 under the U.S. Securities Act.  Under SEC Industry Guide 7, a reserve is defined as part of a mineral deposit which could be economically and legally extracted or produced at the time the reserve determination is made.  Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “Mineral Resource,” “Measured Mineral Resource,” “Indicated Mineral Resource” and “Inferred Mineral Resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC.  Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.  “Indicated Mineral Resource” and “Inferred Mineral Resource” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all, or any part, of an Indicated Mineral Resource or Inferred Mineral Resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  Investors are cautioned not to assume that all or any part of an Inferred Mineral Resource exists or is economically or legally mineable.  Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this MD&A filed herewith or incorporated by reference herein contain descriptions of our mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under United States federal securities laws and the rules and regulations promulgated thereunder.

CAUTIONARY NOTE TO U.S. INVESTORS REGARDING MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

Cautionary Note – The United States Securities and Exchange Commission (“SEC”) permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.  Almaden Minerals Ltd. uses certain terms such as “measured”, “indicated”, “inferred”, and “mineral resources,” which the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.

Mineral Properties

The following is a brief description of the more active mineral properties owned by the Company.  Additional information can be obtained from Almaden’s website www.almadenminerals.com.

Ixtaca (Tuligtic) – Mexico
100% owned

Location and Ownership

The property lies within the Trans Mexican Volcanic Belt about 120 kilometres southeast of the Pachuca gold/silver deposit which has reported historic production of 1.4 billion ounces of silver and 7 million ounces of gold.  The Tuligtic property, located in Puebla State, was acquired by staking in 2001 following prospecting work carried out by the Company in the area.  Since that time, Almaden has had agreements to develop the property with three separate parties, all of whom relinquished all rights to the property and none of whom conducted work on the Ixtaca zone.  The Ixtaca zone is located along a trend of shallowly eroded epithermal systems that Almaden has identified in eastern Mexico.  Almaden has several other projects staked along this trend.

Recent Updates

On March 2, 2015 the Company announced that work currently underway includes advanced engineering and environmental baseline studies to meet the requirements of a PFS and the submittal of an environmental permit application and risk assessment to the Mexican regulatory agency responsible for mine permitting.

To date Almaden has completed or initiated the following studies:

•	Hydrologic studies including the drilling of water wells and installation of hydrologic equipment for baseline monitoring of subsurface water flow and quality on the project site;

•	Surface water quality and flow measurements;

•	Geochemical characterization of rock materials;

•	Condemnation drilling of areas where mine infrastructure is planned;

•	Geotechnical drilling to confirm foundation, footing and subsurface material quality;

•	Geomechanical drilling to confirm rock strength, hardness and pit slope parameters;

•	PFS level metallurgical testwork;

•	Flora and fauna studies;

•	Installation of a weather station.

About the Ixtaca Deposit PFS Program

The completion of the PFS and submission of environmental permits are scheduled for later in 2015.  The Company has selected independent engineers Moose Mountain Technical Services and Knight Piesold Ltd. to prepare a PFS study.

About the Ixtaca Drilling Program and the Ixtaca Project

The 100% owned Ixtaca Zone is a blind discovery made by the Company in 2010 on claims staked by the Company. The deposit is an epithermal gold-silver deposit, mostly hosted by veins in carbonate units and crosscutting dykes (“basement rocks”) with a minor component of disseminated mineralisation hosted in overlying volcanic rocks.

The Ixtaca deposit is located in a developed part of Mexico in Puebla State, the location of significant manufacturing investments including Volkswagen and Audi plants.  The project is accessed by paved road and is roughly 20 kilometres from an industrial park with rail service where significant manufacturers such as Kimberly Clarke have facilities.  Any potential mining operation at Ixtaca would be located in an area previously logged or cleared with negligible to no current land usage.

The Company has access to the entire project area and works closely with local officials and residents.  The Company has employed roughly 70 people in its exploration program who live local to the Ixtaca deposit.  For example, local employees have made up virtually all the drilling staff and have been trained on the job to operate the Company’s wholly owned drills.  The Company has implemented a comprehensive science based and objective community relations and education program for employees and all local stakeholders to transparently explain the exploration and development program underway as well as the potential impacts and benefits of any possible future mining operation at Ixtaca.  The Company regards the local inhabitants to be major stakeholders in the Ixtaca deposit’s future along with the Company’s shareholders.  Every effort is being made to create an open and clear dialogue with our stakeholders to ensure that any possible development scenarios that could evolve from the anticipated PFS are properly understood and communicated throughout the course of the Company’s exploration and development program.  To better explain the impacts of a mining operation at Ixtaca the Company has conducted numerous tours for local residents to third party operated mines in Mexico so that interested individuals can witness the realities of mining personally.  The Company invites all interested parties to visit www.almadenminerals.com to find out more about our community development, education and outreach programs.

Technical Details of the Ixtaca Drilling Program

The Main Ixtaca and Ixtaca North Zones of veining are interpreted to have a north-easterly trend. Holes to date suggest that the Main Ixtaca and Ixtaca North Zones are sub vertical with local variations.  This interpretation suggests that true widths range from approximately 35% of intersected widths for a -70 degree hole to 94% of intersected widths for a -20 degree hole.  The drilling completed to date has traced mineralisation over 1,000 meters along this northeast trend.  The Chemalaco (Northeast Extension) Zone strikes roughly north-south (340 azimuth) and dips at 55 degrees to the west. This interpretation suggests that true widths range from approximately 82% of intersected widths for a -70 degree hole to 99% of intersected widths for a -40 degree hole.

Mr. Norm Dircks, P.Geo., a qualified person (“QP”) under the meaning of NI 43-101, is the QP and project manager of Almaden’s Ixtaca program and reviewed the technical information in this news release.  The analyses reported were carried out at ALS Chemex Laboratories of North Vancouver using industry standard analytical techniques.  For gold, samples are first analysed by fire assay and atomic absorption spectroscopy (“AAS”).  Samples that return values greater than 10 g/t gold using this technique are then re-analysed by fire assay but with a gravimetric finish. Silver is first analysed by Inductively Coupled Plasma - Atomic Emission Spectroscopy (“ICP-AES”).  Samples that return values greater than 100 g/t silver by ICP-AES are then re analysed by HF-HNO3-HCLO4 digestion with HCL leach and ICP-AES finish.  Of these samples those that return silver values greater than 1,500 g/t are further analysed by fire assay with a gravimetric finish. Gold equivalent (“AuEq” or “Gold Eq.”) and silver equivalent (“AgEq” or “Silver Eq.”) values were calculated using silver to gold ratios of 50 to 1.  The ratio of 50 to 1 was used for the sake of consistency with past news releases.  Intervals that returned assays below detection were assigned zero values. Metallurgical recoveries and net smelter returns are assumed to be 100% for these calculations.

Blanks, field duplicates and certified standards were inserted into the sample stream as part of Almaden’s quality assurance and control program which complies with NI 43-101 requirements.

Upcoming / Outlook

The Company plans to continue with engineering studies in preparation of completing a pre-feasibility study later in the year.  Drilling may also be undertaken on other targets on the property that have the potential for vein mineralization similar to that of the Ixtaca zone.  This program will be funded and managed by the Company.

El Cobre – Mexico
100% owned

Historically, the El Cobre property formed part of Almaden’s larger Caballo Blanco property. Pursuant to an agreement between Almaden and Goldgroup Mining Inc. (‘Goldgroup) dated February 5, 2010, Goldgroup gained the right to acquire a 70% interest in Almaden’s 100% owned Caballo Blanco project under the condition that a portion of the Caballo Blanco property, the El Cobre property, be transferred to a new entity, owned 60% by Almaden and 40% by Goldgroup.  Subsequently, on October 17, 2011 Almaden closed an agreement with Goldgroup to sell its remaining 30% interest in the Caballo Blanco property and to acquire 100% interest in the El Cobre property, subject to a sliding scale royalty payable to a third party.

Location and Ownership

The 100% owned El Cobre Project has a total area of 7,456 hectares and is located adjacent to the Gulf of Mexico, about 75 kilometres northwest of the city of Veracruz, Mexico.  Veracruz is a major port city and naval base with an international airport with numerous daily flights to and from Mexico City and other national and international destinations.  The nearest supply centre to the Project is Cardel, a town of 20,000 located approximately 30 km south of the claim block which is accessed via the Pan American Highway located roughly four kilometres by road from the claim boundary.  Less than 10 km northeast of the Project sits Mexico’s only nuclear power plant at Laguna Verde and the project is crossed by the electrical power grid.  Water is relatively abundant in small creeks at elevations below 200 metres, throughout most of the year.

Recent Updates

There are four copper-gold porphyry targets within the El Cobre Project: Los Banos, El Porvenir, Norte and Villa Rica along an almost four kilometre trend.  The porphyries are defined by distinct Cu-Au soil anomalies, discrete positive magnetic features and an extensive IP chargeability anomaly.  The largest target area is the Villa Rica zone which has not been drill tested.  Limited RC and diamond drill testing at Los Banos, El Porvenir and Norte has returned wide intercepts of porphyry copper-gold and narrow zones of intermediate sulphidation epithermal gold-silver vein mineralization, with selected intercepts as follows:

El Porvenir Zone:

Drilling at the El Porvenir Zone demonstrated that the system persists at least to 400 metres depth.  Significant copper and gold grades were intersected such as 0.16% Cu and 0.38 g/t Au over 298 metres in hole DDH04CB1.  In addition, hole EC-13-004 intersected 0.23% Cu and 0.36 g/t Au over 106 metres, to a depth of 504 metres, again indicating potentially significant mineralization at depth.

Los Banos Zone:

Hole CB5 intersected a highly altered breccia pipe containing fragments of stockwork veining and porphyry mineralisation across which 15 meters returned 1.63 g/t Au and 0.12% Cu.  The breccia pipe occurs in a large alteration zone, IP chargeability high and magnetics low which has not been tested to depth.

Norte Zone:

All five drill holes in the Norte Zone intersected porphyry-style mineralization.  Hole 08-CBCN-022, one of the deepest holes drilled at Norte, returned values of 0.14% Cu with 0.19 g/t Au over 259 metres and 08-CBCN-19 intersected 41.15 meters averaging 0.42 g/t gold and 0.27% copper to the end of the hole.

All of the above zones remain open along strike and at depth, with numerous drill holes terminating in mineralization.  In addition to the above, several anomalous areas remain untested by drilling, including the Villa Rica Zone that is defined by a strong north-northwest trending magnetic-chargeability high and associated copper-gold soil geochemical anomaly.

During the three months ended March 31, 2015, the Company incurred a total of $89,919 of exploration costs on El Cobre compared to $40,959 during the same period in 2014.

Upcoming / Outlook

Drilling to date at El Cobre has been encouraging and several high potential targets remain untested.  An exploration drill program has been planned for 2015 and permits are in hand.

ATW – NWT, Canada
66.2% through ownership of shares in ATW Resources Ltd.

Location and Ownership

The ATW diamond property is located at Mackay Lake, NWT and is in close proximity to a number of active diamond exploration projects:  The Diavik Mine lies about 29 kilometres north, the Snap Lake Project is about 68 kilometres southwest, the Mountain Province/De Beers Gacho Kue Project is about 72 kilometres southeast, and Peregrine Diamonds Ltd.’s DO-27 Kimberlite lies 20 kilometres to the northeast.

The Company has a 66.2% joint venture (“JV”) interest in ATW with ATW Resources Ltd.  The JV is operated by Almaden and all parties have a working interest.

Recent Updates / Outlook

No field work was conducted during 2014. Further exploration of this project will be resumed when economic conditions are more favourable.

During the three months ended March 31, 2015, the Company spent $Nil on the property compared to $Nil during the same period in 2014.  Given that no further expenditures are planned, the Company recorded a write-down at December 31, 2014 of $1,493,764 to a carrying value of $1.

Willow – Nevada, USA
100% owned

Location and Ownership

The Willow property was acquired by staking in 2007 and is 100% owned by the Company.

Recent Updates / Outlook

In 2011, the Company completed a TITAN 24 geophysical survey on the Willow project. Geological review of this work was used to select drill targets.  A drill program has been permitted but will be subject to staff and budget availability.

During the three months ended March 31, 2015, the Company spent $382 on the property compared to $Nil during the same period in 2014.  Given that no further expenditures are planned, the Company recorded a write-down at March 31, 2015 of $382 (2014 - $Nil) to a carrying value of $1.

Other properties

(i) Nicoamen River – B.C., Canada
100% owned

The Company acquired a 100% interest in the Nicoamen River property by staking.  This property is located in the southern interior region of British Columbia, Canada.

(ii) Skoonka Creek – B.C., Canada
34.14% interest

The Company has a 34.14% interest in the Skoonka Creek gold property located northeast of Lytton, British Columbia, Canada. The Company recorded a write-down in 2013 to a carrying value of $1.
(iii) Merit – B.C., Canada
100% owned

The Company acquired a 100% interest in the Merit property by staking.   No further exploration is planned at this time.  The Company recorded a write-down in 2014 to a carrying value of $1.

(iv) San Carlos - Mexico
100% owned

The Company purchased a 100% interest in the San Jose claim.  During the three months ended March 31, 2015 the Company recorded a write-down in $231 (2014 - $213).

(v) Matehuapil and Santa Isabela – Mexico

During 2007, the Company was successful in a bid for the government owned Matehuapil mineral concession that adjoins the Santa Isabela property.  During the three months ended March 31, 2015 the Company recorded a write-down of $1,530 (2014 - $Nil).

(vi) Caldera – Mexico
100% owned

The Company acquired a 100% interest in the Caldera property by staking.  This gold project located in Puebla State, Mexico, 10 km from Almaden’s Ixtaca zone on its Tuligtic property, was discovered by the Company in 2007 during a regional exploration program and expanded in 2008.  Further geological mapping and sampling were carried out in 2009 with encouraging results.  A new drill program may be considered for this property as it is fully permitted subject to economic conditions.  During the three months ended March 31, 2015 the Company recorded a write-down of $11,398 (2014 - $17,362).

Risks and Uncertainties

Below are some of the risks and uncertainties that the Company faces.  For a full list of risk factors, please refer to the Company’s Form 20-F filed on March 30, 2015.

Market volatility for marketable securities

The Company’s marketable securities consist of shares of exploration companies which are historically very volatile.  There is no assurance that the Company will be able to recover the current fair market value of those shares.  The Company also may hold large number of shares in those companies which may be difficult to sell in illiquid markets from time to time.

Industry

The Company is engaged in the exploration of mineral properties, an inherently risky business.  There is no assurance that a mineral deposit will ever be discovered, developed and economically produced.  Few exploration projects result in the discovery of commercially mineable ore deposits.  If market conditions make financings difficult, it may be difficult for the Company to find joint venture partners.  The Company may be unsuccessful in identifying and acquiring projects of merit.

Mineral resource estimates

The estimation of reserves and mineralization is a subjective process and the accuracy of any such estimates is a function of the quality of available data and of engineering and geological interpretation and judgment.  No assurances can be given that the volume and grade of reserves recovered and rates of production will not be less than anticipated.

The prices of Gold, Silver and other metals

The price of gold is affected by numerous factors including central bank sales or purchases, producer hedging activities, the relative exchange rate of the U.S. dollar with other major currencies, supply and demand, political, economic conditions and production levels.  In addition, the price of gold has been volatile over short periods of time due to speculative activities.

The price of silver is affected by similar factors and, in addition, is affected by having more industrial uses than gold, as well as sometimes being produced as a by-product of mining for other metals with its productions thus being more dependent on demand for the main mine product than supply and demand for silver.  The prices of other metals and mineral products that the Company may explore for have the same or similar price risk factors.

Cash flows and additional funding requirements

The Company currently has no revenue from operations.  If any of its exploration programs are successful and optionees of properties complete their earn-in, the Company would have to provide its share of ongoing exploration and development costs in order to maintain its interest or be reduced in interest or to a royalty interest.  Additional capital would be required to put a property into commercial production.  The sources of funds currently available to the Company are the sale of its inventory of gold, marketable securities, equity capital or the offering of an interest in its projects to another party.  The Company currently has sufficient financial resources to undertake all of its currently planned exploration programs.  However, the companies to which the Company options properties could well encounter difficulty in financing such projects.

Exchange rates fluctuations

Fluctuations in currency exchange rates, principally the Canadian/U.S. Dollar and the Canadian/Mexican Peso exchange rates, can impact cash flows.  The exchange rates have varied substantially over time. Most of the Company’s exploration expenses in Mexico are denominated in U.S. Dollars and Mexican Pesos.  Fluctuations in exchange rates may give rise to foreign currency exposure, either favourable or unfavourable, which will impact financial results.  The Company does not engage in currency hedging to offset any risk of exchange rates fluctuation.

Environmental

The Company’s exploration and development activities are subject to extensive laws and regulations governing environment protection.  The Company is also subject to various reclamation-related conditions.  Although the Company closely follows and believes it is operating in compliance with all applicable environmental regulations, there can be no assurance that all future requirements will be obtainable on reasonable terms.  Failure to comply may result in enforcement actions causing operations to cease or be curtailed and may include corrective measures requiring capital expenditures.  Intense lobbying over environmental concerns by NGOs opposed to mining has caused some governments to cancel or restrict development of mining projects. Current publicized concern over climate change may lead to carbon taxes, requirements for carbon offset purchases or new regulation.  The costs or likelihood of such potential issues to the Company cannot be estimated at this time.

Laws and regulations

The Company’s exploration activities are subject to extensive federal, provincial, state and local laws and regulations governing prospecting, development, production, exports, taxes, labour standards, occupational health and safety, mine safety and other matters in all the jurisdictions in which it operates.  These laws and regulations are subject to change, can become more stringent and compliance can therefore become more costly.  The Company applies the expertise of its management, advisors, employees and contractors to ensure compliance with current laws and relies on its land men and legal counsel in both Mexico and the United States.

Title to mineral properties

While the Company has investigated title to its mineral properties, this should not be construed as a guarantee of title.  The properties may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects.  Unresolved native land claim issues in Canada may affect its properties in this jurisdiction in the future.

Possible dilution to present and prospective shareholders

The Company’s plan of operation, in part, contemplates the financing of its business by the issuance of securities and possibly, incurring debt. Any transaction involving the issuance of previously authorized but unissued shares of common stock, or securities convertible into common stock, would result in dilution, possibly substantial, to present and prospective holders of common stock.  The Company usually seeks joint venture partners to fund in whole or in part exploration projects.  This dilutes the Company’s interest in properties.  This dilution is undertaken to spread or minimize the risk and to expose the Company to more exploration plays.  However, it means that any increased market capitalization or profit that might result from a possible discovery would be shared with the joint venture partner.  There is no guarantee that the Company can find a joint venture partner for any property.

Material risk of dilution presented by large number of outstanding share purchase options and warrants

At May 15 2015, there were 6,200,000 stock options, 8,586,000 warrants and 283,410 finder’s warrants outstanding.  Directors and officers hold 5,110,000 of the options and 1,115,000 are held by employees and consultants of the Company.  Directors and officers hold 508,650 of the warrants.

Trading volume

The relatively low trading volume of the Company’s shares reduces the liquidity of an investment in its shares.

Volatility of share price

Market prices for shares of early stage companies are often volatile.  Factors such as announcements of mineral discoveries or discouraging exploration results, changes in financial results, and other factors could have a significant effect on share price.

Competition

There is competition from other mining exploration companies with operations similar to Almaden.  Many of the companies with which it competes have operations and financial strength greater than the Company.

Dependence on management

The Company depends heavily on the business and technical expertise of its management.

Conflict of interest

Some of the Company’s directors and officers are directors and officers of other natural resource or mining-related companies.  These associations may give rise from time to time to conflicts of interest. As a result of such conflict, the Company may miss the opportunity to participate in certain transactions.

Impairment of Exploration and Evaluation Assets

The Company assesses its exploration and evaluation assets quarterly to determine whether any indication of impairment exists.  Common indications of impairment, which is often judgemental, include but are not limited to, the right to explore the assets has expired or will soon expire and is not expected to be renewed, substantive expenditure of further exploration is not planned, or the results are not compelling enough to warrant further exploration by the Company.

At March 31, 2015, the Company concluded that impairment indicators exist with respect to certain exploration and evaluation assets.  An impairment of exploration and evaluation assets of $80,147 for the three months ended March 31, 2015 (three months ended March 31, 2014 - $31,370) has been recognized.

Material Financial and Operations Information

Summary of Quarterly Results

The following is a summary of the Company’s financial results for the last eight quarters:

Expressed In $CAD	Mar 15 Quarter	Dec 14 Quarter	Sep 14 Quarter	Jun 14 Quarter	Mar 14 Quarter	Dec 13 Quarter	Sep 13 Quarter	Jun 13 Quarter
	$	$	$	$	$	$	$	$
Total revenue	24,836	35,007	40,298	119,076	59,610	62,705	53,418	49,100
Net loss	(2,135,662)	(12,127,299)	(1,115,388)	(633,908)	(1,106,072)	(2,760,252)	(915,280)	(1,000,845)
Loss per share – basic	(0.02)	(0.19)	(0.01)	(0.01)	(0.02)	(0.04)	(0.01)	(0.02)
Loss per share – diluted	(0.02)	(0.19)	(0.01)	(0.01)	(0.02)	(0.04)	(0.01)	(0.02)
Income (loss) on exploration and evaluation assets	-	-	13,451	41,660	-	(613,064)	(218,532)	-
Write-down of interests in exploration and evaluation assets	80,147	2,467,567	61,981	9,746	31,370	135,648	59,769	19,975
Share-based payments	442,500	60,000	193,500	27,300	285,000	-	-	370,550
Working capital	11,746,074	9,171,791	11,825,360	9,666,492	11,161,822	12,676,166	16,803,537	18,197,558
Total assets	45,598,116	42,018,646	52,444,106	47,707,942	48,488,138	48,987,933	50,116,249	49,513,984
Cash dividends declared	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Review of Operations and Financial Results

Results of Operations for the three months ended March 31, 2015 compared to the three months ended March 31, 2014

For the three months ended March 31, 2014, the Company recorded a net loss of $2,135,662 or $0.02 per share compared to a net loss of $1,106,072 or $0.02 per share for the three months ended March 31, 2014.  The increase of $1,029,590 in net loss was primarily the result of an increase in general and administrative expenditures, share-based payments, impairment of investment in associates and foreign exchange.

Because the Company is an exploration company, it has no revenue from mining operations.  The revenue of $24,836 during the quarter ended March 31, 2015 and $59,610 during the quarter ended March 31, 2014 consisted of interest income in 2015 and interest income and other income from office rental in 2014. The decrease in interest income in the current period is a result of lower cash balances available for investment.

General and administrative expenses were $767,692 in the first quarter of 2015 (first quarter of 2014 - $646,498).  The increase in general and administration expenses of $121,194 resulted is the result of an increase in legal and audit fees paid for the corporate reorganization for the spin out transaction. Additionally, salaries and stock exchange fees increased this three month period and were offset by lower travel and promotion, depreciation and office costs.

General exploration expenses of $136,848 were incurred in the first quarter of 2015 compared to $159,880 for the three months ended March 31, 2014.  These expenditures vary according to management decisions on work to be done on any property.

Significant non-cash items in the quarter ended March 31, 2015 compared to March 31, 2014 include share-based payments of $442,500 (March 31, 2014 - $285,000), the impairment of marketable securities of $81,000 (March 31, 2014 - $81,000) and a loss on fair value of contingent shares receivable of $18,600 (March 31, 2014 – gain of $67,950).  Share-based payments are recognized on the grant of stock options.  The impairment of marketable securities relates to significant or prolonged losses of equity securities held by the Company.  The contingent shares receivable is based on the fair value of Gold Mountain Mining Corporation’s and Goldgroup Mining Inc.’s common shares at quarters end.

Liquidity and Capital Resources

At March 31, 2015, the Company had working capital of $11,746,074 including cash and cash equivalents of $11,287,244 compared to working capital of $9,171,791 including cash and cash equivalents of $8,712,598 at December 31, 2014. The increase in working capital of $2,574,283 is due to the non-brokered private placement in February 2015.

In addition, the market value of the Company’s inventory of gold bullion (1,597 ounces) at March 31, 2015 was $1,895,639 or $1,620,871 above book value as presented in the financial statements.  The Company has long-term debt related to a deferred income tax liability in the amount of $1,839,482.  The deferred income tax liability relates to the Mexican income tax and Special Mining Duty associated with the Ixtaca Project.

Management believes that the Company’s cash resources are sufficient to meet its working capital and mineral exploration requirements for its next fiscal year.  On February 11, 2015, the Company closed a non-brokered private placement for gross proceeds of $5,525,000.  Management has a proven track record to be able to raise money even in a very challenging financial marketplace as evident in the private placements during 2014 and 2015.

Three months ended March 31, 2015

Cash used in operations during the quarter ended March 31, 2015 was $594,076 (March 31, 2014 - $884,210), after adjusting for non-cash activities.

Cash used in investing activities during the first quarter of 2015 was $1,456,854 (March 31, 2014 - $1,321,521).  Significant items include expenditures on mineral property interests of $1,454,851 primarily on drilling costs and technical studies on the Tuligtic property (first quarter of 2014 - $1,310,976).

Net cash from financing activities during the three months ended March 31, 2015 was $5,165,576 (March 31, 2014 - $Nil).  The Company closed a non-brokered private placement by the issuance of 4,420,000 units at a price of $1.25 per unit for gross proceeds of $5,525,000.  The Company incurred share issuance costs of $359,424 that includes legal fees, exchange listing fees and finders’ fees as a result of the financing.

During the quarter ended March 31, 2015, the Company received $Nil (2014 - $Nil) on the exercise of options.

Disclosure of Outstanding Share Data

The authorized share capital of the Company consists of an unlimited number of common shares without par value.
	Number of Common Shares Issued & Outstanding	Share Capital Amount
December 31, 2013	64,578,321	$81,151,042
December 31, 2014	68,728,321	$87,083,931
May 15, 2015	73,148,321	$92,236,166

Share issuances during the three months ended March 31, 2015

On February 11, 2015, the Company closed a non-brokered private placement by the issuance of 4,420,000 units at a price of $1.25 per unit for gross proceeds to the company of $5,525,000.  Each unit consists of one common share and one-half of one non-transferable common share purchase warrant.  Each whole warrant allows the holder to purchase one common share of the Company at a price of $2.00 per share until February 11, 2016.  A finder’s fee of $212,626 in cash and finder’s warrants to purchase up to 49,410 common shares at a price of $1.28 per common share until February 11, 2016 was paid on a portion of the placement.  The fair value of the finder’s warrants of $13,341 was estimated using the Black-Scholes option pricing model with the following assumptions: Risk-free interest rate – 0.56%; Expected life – 1 year; Expected volatility – 40.83%; and Expected dividend yield – 0%.  In connection with the private placement, the company also incurred $146,798 share issue costs.  The proceeds of the private placement were allocated to share capital and nil value to the warrants under the residual value method.

The following table summarizes information about warrants outstanding at May 15, 2015:

	Exercise	Dec 31,			Expired /	May 15,
Expiry date	price	2014	Issued	Exercised	cancelled	2015
August 1, 2015	$1.50	48,000	-	-	-	48,000
August 1, 2015	$2.00	2,000,000	-	-	-	2,000,000
July 17, 2016*	$1.80	4,376,000	-	-	-	4,376,000
July 17, 2016	$1.50	186,000	-	-	-	186,000
February 11, 2016	$2.00	-	2,210,000	-	-	2,210,000
February 11, 2016	$1.28	-	49,410	-	-	49,410
Options outstanding and exercisable		6,610,000	2,259,410	-	-	8,869,410
Weighted average exercise price		$ 1.85	$ 1.98	-	-	$ 1.88

The following table summarizes information about warrants outstanding at May 15, 2015:

*Since these warrants were not exercised by January 17, 2015, the exercise price has increased from $1.50 to $1.80 per share.

The table in Note 11(b) to the condensed consolidated interim financial statements summarizes information about warrants outstanding at March 31, 2015.

The Company grants directors, officers, employees and contractors options to purchase common shares under its Stock Option Plan.  This plan and its terms are detailed in Note 11(c) to the condensed consolidated interim financial statements for the year ended December 31, 2014.  During the three months ended March 31, 2015 and to the date of this MD&A, the Company granted the following stock options:

Number of Stock Options Granted	Price Per Share	Expiry Date
1,180,000	$1.12	January 6, 2017

The following table summarizes information about stock options outstanding at May 15, 2015:

Expiry date	Exercise price	Dec 31, 2014	Granted	Exercised	Expired / cancelled	May 15, 2015
January 4, 2015	$1.14	970,000	-	-	(970,000)	-
February 22, 2015	$2.26	20,000	-	-	(20,000)	-
April 25, 2015	$1.67	25,000	-	-	(25,000)	-
June 21, 2015	$1.00	140,000	-	-	-	140,000
July 16, 2015	$0.92	200,000	-	-	-	200,000
August 27, 2015	$2.22	205,000	-	-	(100,000)	105,000
September 20, 2015	$2.67	100,000	-	-	-	100,000
November 22, 2015	$2.73	75,000	-	-	-	75,000
May 6, 2015	$1.51	65,000	-	-	-	65,000
June 8, 2016	$3.29	2,270,000	-	-	(125,000)	2,145,000
July 14, 2016	$1.56	150,000	-	-	-	150,000
August 15, 2016	$2.93	150,000	-	-	-	150,000
October 10, 2016	$1.40	150,000	-	-	-	150,000
January 6, 2017	$1.12	-	1,180,000	-	-	1,180,000
May 4, 2017	$2.18	225,000	-	-	(25,000)	200,000
June 8, 2017	$2.25	75,000	-	-	-	75,000
September 11, 2017	$2.63	500,000	-	-	-	500,000
November 22, 2017	$2.53	100,000	-	-	-	100,000
April 4, 2018	$1.98	90,000	-	-	-	90,000
June 18, 2018	$1.66	250,000	-	-	-	250,000
January 2, 2019	$1.19	375,000	-	-	-	375,000
July 2, 2019	$1.50	150,000	-	-	-	150,000
Options outstanding and exercisable		6,285,000	1,180,000	-	(1,265,000)	6,200,000
Weighted average
exercise price		$ 2.29	$1.12	-	$ 1.48	$2.23

As of date of this MD&A, there were 73,148,321 common shares issued and outstanding and 88,217,731 common shares outstanding on a diluted basis.

Environmental Provisions and Potential Environmental Contingency

The Company’s mining and exploration activities are subject to various federal, provincial and state laws and regulations governing the protection of the environment.  These laws and regulations are continually changing and generally becoming more restrictive.  The Company conducts its operations so as to protect public health and the environment and believes its operations are in compliance with all applicable laws and regulations.  The Company has made, and expects to make in the future, expenditures to comply with such laws and regulations. The Company estimates that future reclamation and site restoration costs based on the Company’s exploration activities to date are not significant however the ultimate amount of reclamation and other future site restoration costs to be incurred in the future is uncertain.

Off-Balance Sheet Arrangements

None.

Contractual Commitments

The Company is committed under an operating lease for office premises through January 31, 2016. On January 29, 2013, the Company entered into contracts with its Chairman and President for an annual remuneration of $240,000 and 265,000 respectively effective January 1, 2013, for two years, renewable for two additional successive terms of 24 months.

As at March 31, 2015, the remaining payments for the executive contract and the operating lease are due as follows:
	2015	2016	2017	2018	2019	Total

Office lease	$60,750	$6,700	$-	$-	$-	$67,450
Executive contracts	378,750	505,000	505,000	505,000	-	1,893,750
	$439,500	$511,700	$505,000	$505,000	$-	$1,961,200

Proposed Transactions

None

Transactions with Related Parties

(a)	Compensation of key management personnel

Key management includes members of the Board, the President and Chief Executive Officer, the Chief Financial Officer and the Vice President of Corporate Development.  The aggregate compensation paid or payable to key management for services is as follows:

	Three months ended March 31,
	2015		2014

Salaries, fees and benefits	$216,205	(i)	$172,500	(i)
Share based compensation	260,625	(ii)	285,000	(iii)
Director’s fees	48,000		48,000
	$524,830		$505,500

(i)
During the three months ended March 31, 2015, Hawk Mountain Resources Ltd. (“Hawk Mountain”), a private company of which the Chairman of the Company is a shareholder, was paid $60,000 (March 31, 2014 - $60,000) for geological services provided to the Company and recorded in general exploration expenses.

(ii)
Comprised of 695,000 options granted pursuant to the Company’s stock option plan during the three month period ending March 31, 2015,  all of which vested on the grant date.  The value of these option-based awards is based on the fair value of the awards ($0.375) calculated using the Black-Scholes model at the January 6, 2015 grant date.

(iii)
Comprised of 375,000 options granted pursuant to the Company’s stock option plan during the three months ended March 31, 2014, all of which vested on the grant date.  The value of the option-based awards is based on the fair value of the awards ($0.76) calculated using the Black-Scholes model at the January 2, 2014 grant date.

(b) Other related party transactions

i)  ATW Resources Ltd. (“ATW”)

Almaden owns a 50% interest in this company which holds title in trust for a mineral property.

ii)  Other

(a)
During the three months ended March 31, 2015, the Company employed a person related to the Chairman for a salary of $10,400 less statutory deductions (2014 - $7,250) for marketing and administrative services provided to the Company.

Financial Instruments

The fair values of the Company’s cash and cash equivalent, accounts receivable and trade and other payables approximate their carrying values because of the short-term nature of these instruments.

The Company’s financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk, interest risk and commodity price risk.

(a)	Currency risk

The Company’s property interests in Mexico make it subject to foreign currency fluctuations and inflationary pressures which may adversely affect the Company’s financial position, results of operations and cash flows.  The Company is affected by changes in exchange rates between the Canadian Dollar and foreign functional currencies.  The Company does not invest in foreign currency contracts to mitigate the risks.

As at March 31, 2015, the Company is exposed to foreign exchange risk through the following assets and liabilities denominated in currencies other than the functional currency of the applicable subsidiary:

	US dollar	Mexican peso
Cash and cash equivalents	$ 766,240	$ 343,911
Accounts receivable and prepaid expenses	-	6,770
Total assets	$ 766,240	$ 350,681

Trade and other payables	$ 93,697	$ 10,607
Total liabilities	$ 93,697	$ 10,607

Net assets (liabilities)	$ 672,543	$ 340,074

A 10% change in the US dollar exchange rate relative to the Canadian dollar would change the Company’s net income by $77,000.

A 10% change in the Mexican peso relative to the Canadian dollar would change the Company’s net income by $34,000.

(b)	Credit risk

The Company’s cash and cash equivalents are held in large Canadian financial institutions.  These investments mature at various dates over the twelve months following the statement of financial position date.  The Company’s excise tax consists primarily of goods and services tax due from the federal government of Canada. The Company is exposed to credit risks through its accounts receivable.

To mitigate exposure to credit risk on cash and cash equivalents, the Company has established policies to limit the concentration of credit risk with any given banking institution where the funds are held, to ensure counterparties demonstrate minimum acceptable credit risk worthiness and ensure liquidity of available funds.

As at March 31, 2015 the Company’s maximum exposure to credit risk is the carrying value of its cash and cash equivalents and accounts receivable.

(c)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due.  The Company manages liquidity risk through the management of its capital structure.

Trade and other payables are due within twelve months of the statement of financial position date.

(d)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

A 1% change in the interest rate would change the Company’s net income by $95,000.

(e)	Commodity price risk

The ability of the Company to explore its mineral properties and the future profitability of the Company are directly related to the market price of gold and other precious metals.  The Company has not hedged any of its potential future gold sales.  The Company monitors gold prices to determine the appropriate course of action to be taken by the Company.

A 1% change in the price of gold would affect the fair value of the Company’s gold inventory by $19,000.

(f)	Classification of Financial instruments

IFRS 7 establishes a fair value hierarchy that prioritizes the input to valuation techniques used to measure fair value as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table sets forth the Company’s financial assets measured at fair value by level within the fair value hierarchy.

	Level 1	Level 2	Level 3	Total
Assets:
Marketable securities	$648,711	$-	$-	$648,711

The Company does not invest in derivatives to mitigate these risks.

Management of Capital

The Company manages its common shares, stock options and warrants as capital.  The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the exploration of its mineral properties and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.  To maintain or adjust the capital structure, the Company may attempt to issue new shares and, acquire or dispose of assets.

In order to maximize ongoing exploration efforts, the Company does not pay out dividends.  The Company’s investment policy is to invest its short-term excess cash in highly liquid short-term interest-bearing investments with short term maturities, selected with regards to the expected timing of expenditures from continuing operations.

The Company expects its current capital resources will be sufficient to carry its exploration plans and operations through its current operating period.

Subsequent Events

On May 15, 2015, the Company announced that it has filed its Notice of Annual General and Special Meeting of Shareholders and the related Management Information Circular that details the proposed spin-out of Almaden’s early stage exploration projects, royalty interests and certain other non-core assets, into a new public company to be called Almadex.

Under the terms of the proposed spin-out, Almaden's current shareholders will receive, through a statutory plan of arrangement, shares of Almadex by way of a share exchange, pursuant to which each existing share of Almaden is exchanged for one “new” share of Almaden and 0.6 of a share of Almadex.

Significant Accounting Judgments and Estimates

The preparation of these condensed consolidated interim financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period.  Actual outcomes could differ from these estimates.  The condensed consolidated interim financial statements include estimates which, by their nature, are uncertain.  The impacts of such estimates are pervasive throughout the condensed consolidated interim financial statements, and may require accounting adjustments based on future occurrences.  Revisions to accounting estimates are recognized in the period in which the estimate is revised and the revision affects both current and future periods.
Significant assumptions about the future and other sources of estimation uncertainty that management has made at the statement of financial position date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

Critical Judgments

o
The assessment that the Company has significant influence over the investment in Gold Mountain (Condensed Consolidated Interim Financial Statements Note 7) which results in the use of the equity accounting method for accounting for this investment.  In making their judgement, management considered its percentage ownership, the composition of the Board of Directors of Gold Mountain, the common directors and management between Gold Mountain and the Company and the intercompany transactions and relationship with Gold Mountain and concluded that significant influence exists.

o
The analysis of the functional currency for each entity of the Company.  In concluding that the Canadian dollar is the functional currency of the parent and its subsidiary companies, management considered the currency that mainly influences the cost of providing goods and services in each jurisdiction in which the Company operates.  As no single currency was clearly dominant the Company also considered secondary indicators including the currency in which funds from financing activities are denominated and the currency in which funds are retained.

Estimates

o	The recoverability of accounts receivable which is included in the condensed consolidated interim statements of financial position;

o	The carrying value of the marketable securities and the recoverability of the carrying value which are included in the condensed consolidated interim statements of financial position;

o
The carrying value of investments, and the estimated annual gains or losses recorded on investments from income and dilution, and the recoverability of the carrying value which are included in the condensed consolidated interim statements of financial position;

o
The estimated useful lives of property, plant and equipment which are included in the consolidated statements of financial position and the related depreciation included in the condensed consolidated interim statements of comprehensive loss;

o	The estimated value of the exploration and development costs which is recorded in the condensed consolidated interim statements of financial position;

o	The inputs used in accounting for share option expense in the condensed consolidated interim statements of comprehensive loss;

o
The provision for income taxes which is included in the consolidated statements of comprehensive loss and composition of deferred income tax assets and liabilities included in the consolidated statements of financial position at December 31, 2014;

o	The inputs used in determining the various commitments and contingencies accrued in the condensed consolidated interim statements of financial position;

o	The assessment of indications of impairment of each exploration and evaluation asset and related determination of the net realizable value and write-down of those assets where applicable;
o	The estimated fair value of contingent share payments receivable in the event that Gold Mountain achieves some or all of the specified resource and production levels described in Note 8(a);

o	The estimated fair value of contingent share payments receivable in the event that Goldgroup Mining Inc. achieves some or all of the specified resource and production levels described in Note 8(b).

Application of new and revised accounting standards effective January 1, 2015

The Company has evaluated the following new and revised IFRS standards and has determined there to be no material impact on the condensed consolidated interim financial statements upon adoption:

The following are the accounting standards issued but not yet effective, as of January 1, 2015.

Effective for annual periods beginning on or after January 1, 2018:

(a)
New standard IFRS 15 Revenue from Contracts with Customers - IFRS 15 provides guidance on how and when revenue from contracts with customers is to be recognized, along with new disclosure requirements in order to provide financial statement users with more informative and relevant information.

(b)
New standard IFRS 9 Financial Instruments - Partial replacement of IAS 39 Financial Instruments: Recognition and Measurement.  The mandatory effective date has been removed from the standard and will only be replaced when all sections of the standard have been completed.

The Company has not early adopted these new and amended standards and is currently assessing the impact that these standards will have on the condensed consolidated interim financial statements.

Disclosure Controls and Procedures

Evaluation of Disclosure Controls and Procedures

The Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) are responsible for establishing and maintaining adequate disclosure controls and procedures.  Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company’s CEO and CFO, on a timely basis so that appropriate decisions can be made regarding public disclosure.  Management of the Company, with the participation of the CEO and CFO, has evaluated the effectiveness of the Company’s disclosure controls and procedures as at March 31, 2015, as required by Canadian securities law.  Based on that evaluation, the CEO and the CFO have concluded that, as of March 31, 2015, the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the Company’s annual filings and interim filings (as such terms are defined under Multilateral Instrument 52-109 Certification of Disclosure in Issuer’s Annual and Interim Filings) and other reports filed or submitted under Canadian securities laws were recorded, processed, summarized and reported within the time period specified by those laws and that material information was accumulated and communicated to management of the Company, including the CEO and the CFO, as appropriate to allow for accurate disclosure to be made on a timely basis.

Internal Controls Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.  Internal control over financial reporting includes those policies and procedures that:

a)	pertains to the maintenance of records that in reasonable details accurately and fairly reflect the transactions and dispositions of the assets of the Company.
b)
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorization of management and directors of the Company, and

c)
provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

The Company assesses annually, its controls over financial reporting; however it cannot provide an absolute level of assurance because of the inherent limitations in control systems to prevent or detect all misstatements due to error or fraud.  Based on evaluations performed of the Company’s internal controls over financial reporting, the CEO and CFO concluded that as of the end of the period covered by this report, the Company’s internal controls over financial reporting were effective and were operating at a reasonable assurance level.

Changes in Internal Control over Financial Reporting

There were no changes in the Company’s internal control over financial reporting that occurred during the quarter ended March 31, 2015 that has materially affected, or that is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Information on the Board of Directors and Management

Directors:
Duane Poliquin, P.Eng
Morgan Poliquin, P.Eng, Ph.D
Jack McCleary, P.Geol
Gerald Carlson, Ph.D, P.Eng
Joseph Montgomery, Ph.D, P.Eng
Mark T. Brown, CPA, CA
William J. Worrall, Q.C.

Audit Committee members:
Mark T. Brown, CPA, CA
Gerald Carlson, Ph.D, P.Eng
Joseph Montgomery, Ph.D, P.Eng

Compensation Committee members:
Jack McCleary, P.Geol
Gerald Carlson, Ph.D, P.Eng
Joseph Montgomery, Ph.D, P.Eng
Mark T. Brown, CPA, CA

Nominating & Corporate Governance Committee members:
Jack McCleary, P.Geol
Gerald Carlson, Ph.D, P.Eng
Joseph Montgomery, Ph.D, P.Eng

Management:
Duane Poliquin, P.Eng – Chairman
Morgan Poliquin, P.Eng, Ph.D – Chief Executive Officer, President
Korm Trieu, CPA, CA – Chief Financial Officer
Douglas McDonald, M.A.Sc, B.Com. – Vice President, Corporate Development
Dione Bitzer, CPA, CMA – Controller